Exhibit 99.1

TRILLION ENERGY ANNOUNCES 70+ METRES OF GAS PAY FOUND IN NEW WELL AT SASB GAS FIELD

Guluc 2 successfully drilled to total depth with 70+ metres of gas pay identified

February 2, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the preliminary gas indications from the Guluc 2 well, the third well in our multi-well program at the SASB gas field, Black Sea, Turkiye. On January 26, Guluc 2 reached 3,910 metres total measured depth (TMD) and true vertical debt (TVD) of 1,623 metres and discovered an abundance of gas pay.

Our analysis of the logging while drilling (“LWD”) results for the Guluc 2 well suggests 73 metres of potential natural gas pay within 14 separate sands in the Akcakoca Member (SASB production zone). Notably, there are 3 sand gas reservoirs greater than 9 metres thick each. The LWD identified gas sands correlate with natural gas detected at surface in drilling mud.

The initial perforation intervals are currently being selected to bring the well into production. It is expected that only the lower zones of Guluc 2 will be perforated initially. Completion and flow testing will occur over the weekend, with results to be announced next week.

Guluc 2 is expected to start generating revenue during the first week of February. After completion of the Guluc 2 well, the rig will be skid to the West Akcakcoa-1 well, which already has 1,008 metres of surface hole drilled, which will be drilled to TD.

Arthur Halleran CEO of Trillion stated:

“We are now 3 for 3 drilling at SASB. The Guluc 2 well exceeded our expectations in gas saturated potential pay with 73 metres, compared to only about 20 metres of gas pay discovered in the Guluc 1 exploration well drilled over 10 years ago. We are excited about flow testing the well and putting it into production next week, during a high price gas environment.”

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.